Exhibit 22

Subsidiary guarantors and issuers of guaranteed securities

Wells Fargo Finance LLC, a Delaware limited liability company and a 100% owned finance subsidiary of Wells Fargo & Company (the Parent), issues from time to time Series A medium-term notes under the Indenture dated as of April 25, 2018 among Wells Fargo Finance LLC, as issuer, the Parent, as guarantor, and Citibank, N.A., as trustee. The payment of principal, interest, and any other amounts that may be due on such debt securities are unconditionally guaranteed by the Parent.